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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                                                         SEC FILE NUMBER 0-15994


                          NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K  ( ) Form 20-F   ( ) Form 11-K  ( ) Form 10-Q
( ) Form N-SAR

For Period Ended:  January 31, 1995
                      ( )  Transition Report on Form 10-K
                      ( )  Transition Report on Form 20-F
                      ( )  Transition Report on Form 11-K
                      ( )  Transition Report on Form 10-Q
                      ( )  Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

LDI Corporation
Full Name of Registrant

- ---------------------------
Former Name if Applicable

4770 Hinckley Industrial Parkway
Address of Principal Executive Office (Street and Number)

Cleveland, Ohio 44109
City, State and Zip Code

                       PART II - RULES 12b 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( X ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X ) (b) The subject annual report, semi-annual report, transition report on Form 1-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(   ) (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
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                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Following a debt restructuring during the year ended January 31, 1995, substantially all of the Company's senior recourse debt consisted of
         (i) term notes payable to certain institutional lenders, maturing on April 30, 1995, and (ii) a revolving credit agreement with a group of banks, with an original expiration date of April 30, 1995. The revolving credit banks have extended their existing commitment through May 15, 1995, and the holders of the term notes have extended the maturity of the notes to May 15, 1995. The Company and the lenders are attempting to complete a new credit agreement with a commitment period of 18 to 24 months, as well as an amendment extending the term notes, by the new maturity date.

         Largely because of the ongoing negotiation of the new credit arrangements and the related impact on the Company's financial statement presentation and related information in its Annual Report on Form 10-K, the Company is unable to complete and file its 10-K by May 1, 1995, the prescribed deadline for filing. The Company intends to file the 10-K promptly after the finalizing of the new credit arrangements, and in any event by May 16, 1995.

PART IV - OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Frank G. Skedel, Executive
Vice President and Chief
Financial Officer                     216                     661-5400
- --------------------------------------------------------------------------------
(Name)                            (Area Code)            (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                (X) Yes  (  ) No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                (X) Yes  (  ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On March 17, 1995, the Company issued a press release announcing that it would incur certain valuation and other charges at January 31, 1995 in an after-tax amount of $13 to $15 million. Today, the Company has issued the press release attached hereto as Exhibit A announcing the final unaudited amounts of such reserves and the results of its operations for the fiscal year ended January 31, 1995.
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           LDI CORPORATION
- ----------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  5/1/95                       By: /s/ Frank G. Skedel
                                       ---------------------------------------
                                       Frank G. Skedel, Executive Vice President
                                       and Chief Financial Officer

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                                                                      Exhibit A




CONTACT:      FLOYD S. ROBINSON        OR        FRANK G. SKEDEL
              PRESIDENT & CHIEF                  EXECUTIVE VICE PRESIDENT &
              EXECUTIVE OFFICER                  CHIEF FINANCIAL OFFICER

                                  (216) 661-5400



             LDI CORPORATION REPORTS FINANCIAL RESULTS FOR THE YEAR

     CLEVELAND, Ohio--May 1, 1995--LDI Corporation (NASDAQ:LDIC) today reported a net loss of $18,564,000, or $2.76 per share, for the year ended January 31, 1995, on revenues of $184,167,000. Included in the results are previously announced fourth quarter special charges which reduced operating results by $14.7 million, after taxes, and a discontinued operations net charge of $3.1 million, reported in the second quarter. The special charges resulted from fourth quarter actions to revise residual values on certain categories of leased equipment, to adjust receivables and residual values for equipment leases to customers with deteriorating credit quality, and to reduce the valuation for equipment in the Company's PC rental operation.

     Floyd S. Robinson, the Company's Chief Executive Officer since August of 1994, said, "The Company's reported operating results for the year ended January 31, 1995, were adversely affected by the special charges. We do not believe that these charges are indicative of operating results which will be achieved in the future. LDI has undergone a strategic repositioning in the past year and is now a leaner company, focused on its core





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business.  We believe that the actions taken during the past year will result in a more stable and predictable earnings pattern in the future."


CORE BUSINESS OPERATING RESULTS
- -------------------------------

     Excluding special charges from both years, LDI's core business results were a loss of $1,295,000 before taxes for the year ended January 31, 1995, on revenues of $162,033,000, compared to pre-tax earnings of $6,722,000 on revenues of $209,661,000 for the year ended January 31, 1994. The decrease in core business operating earnings is primarily the result of higher interest rates and increased financing fees and a decrease in the size of the lease portfolio. In addition, lower current period lease income has been recognized because of the change in the portfolio mix to a higher concentration of direct finance leases. Direct finance leases spread the recognition of income over the life of the lease as compared to sales-type leases, which recognize a majority of income at lease inception.

     The decrease in total revenues reflects a reduction in core business revenues during the year ended January 31, 1995, and the absence, in the last two quarters, of revenues from restructured operations, substantially all of which were exited in the first and second quarters of the year. The decline in core business revenue is attributable primarily to a decrease in the size of the lease portfolio, as well as a change in the mix of lease transactions to a higher percentage of direct finance leases, which recognize only interest income as revenue, as compared to sales-type leases, which recognize both interest income and the present value of the underlying lease rentals as revenue.







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     "To illustrate this impact," Robinson noted, "the change in 1995 in the mix of leases, with the ratio of sales-type leases decreasing and direct finance leases increasing, resulted in approximately a $14 million revenue reduction and a $1.5 million reduction in gross margin. This gross margin on direct finance leases will be recognized in future periods."

     The table below summarizes lease activity for the years ended January 31, 1994 and 1995, and the mix of accounting treatment for this activity.

                                                    Cost of Leased Equipment (000's)
                                     ---------------------------------------------------------------
                                            1994                                        1995
                                     --------------------                        -------------------
                                      Amount        Ratio                        Amount        Ratio
                                     --------       -----                        -------       -----
 New Equipment Leases                $124,931        86.4%                       $80,919        80.9%
 Re-Leased Equipment                   19,601        13.6                         19,049        19.1
                                     --------       -----                        -------       -----
      Total                          $144,532       100.0%                       $99,968       100.0%
                                     ========       =====                        =======       =====

 Sales-Type Leases                    $75,934        52.5%                       $37,416        37.4%
 Direct Finance Leases                 40,459        28.0                         54,106        54.1
 Operating Leases                      28,139        19.5                          8,446         8.5
                                     --------       -----                        -------       -----
      Total                          $144,532       100.0%                       $99,968       100.0%
                                     ========       =====                        =======       =====

     For the year ended January 31, 1995, total selling, general, and administrative expense decreased to $31.0 million, compared with $40.5 million for the year ended January 31, 1994, a reduction of $9.5 million or 23.5%.
Base selling, general, and administrative expense (which excludes bad debt expense and certain non-recurring charges) decreased in the fourth quarter to an annualized rate of approximately $24 million, a reduction of $8 million or 25% from the annualized rate at January 31, 1994. This decrease is a result of the cost savings program LDI implemented throughout the year ended January 31, 1995. These cost savings are partially the result of the core





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business staffing level reduction to 330 full time positions at January 31,
1995, from 447 at January 31, 1994.

NON-STRATEGIC OPERATIONS
- ------------------------

     As announced previously, the Company exited all of its non-strategic businesses over the last 12 months. The sale or liquidation of these businesses has generated proceeds of approximately $27 million which have been used to reduce senior debt.

LENDING AGREEMENT
- -----------------

     LDI continues negotiations toward a renewal of its two existing senior recourse loan agreements. The current agreements, which were scheduled to mature on April 30, 1995, have been extended and will remain in effect until May 15, 1995. The Company is attempting to complete new agreements with a term of 18 to 24 months by the new maturity date. In conjunction with these negotiations, the Company has requested a two week extension for filing its Form 10-K with the Securities and Exchange Commission to enable the Company to include the new lending agreements and complete its audited financial statements.

     The core business of LDI Corporation, which was founded in 1972, is equipment leasing, related technology services for computer and other high-technology equipment, and short-term PC rentals.

                             -- chart attached --





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
                                LDI CORPORATION

                  CONDENSED CONSOLIDATED FINANCIAL INFORMATION

                         FOR THE YEARS ENDED JANUARY 31


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


INCOME STATEMENT DATA:
                                                       1994             1995
                                                     --------         --------
REVENUES:
    Core Operations                                  $209,661         $162,033
    Restructured Operations                            62,250           22,134
                                                     --------         --------
    TOTAL CONTINUING OPERATIONS                      $271,911         $184,167
                                                     ========         ========

EARNINGS (LOSS) BEFORE TAXES AND SPECIAL CHARGES:
    Core Operations                                    $6,722          ($1,295)
    Restructured Operations                             1,922               71
                                                     --------         --------
    TOTAL CONTINUING OPERATIONS                        $8,644          ($1,224)
                                                     ========         ========

EARNINGS (LOSS) BEFORE TAXES:
    Core Operations                                  ($20,358)        ($25,178)
    Restructured Operations                            (5,219)              71
                                                     --------         --------
    TOTAL CONTINUING OPERATIONS                      ($25,577)        ($25,107)
                                                     ========         ========

EARNINGS (LOSS) AFTER TAXES:
    Continuing Operations                            ($16,045)        ($15,483)
    Discontinued Operations                            (8,477)          (3,081)
                                                     --------         --------
NET EARNINGS (LOSS)                                  ($24,522)        ($18,564)
                                                     ========         ========

EARNINGS (LOSS) PER SHARE:
    Continuing Operations                              ($2.39)          ($2.30)
    Discontinued Operations                             (1.26)           (0.46)
                                                     --------         --------
    NET EARNINGS (LOSS)                                ($3.65)          ($2.76)
                                                     ========         ========

AVERAGE SHARES OUTSTANDING (000'S)                      6,727            6,727
                                                     ========         ========


BALANCE SHEET DATA:
    Total Assets                                     $593,027         $426,909
    Leased Assets:
     Capital Leases                                   412,561          311,478
     Operating Leases - Net of
      Accumulated Depreciation                         55,006           37,610
    Notes Payable                                     148,175          107,855
    Subordinated Notes                                 10,000           10,000
    Nonrecourse Lease Financing                       296,794          227,574
    Shareholders' Equity                               70,084           51,595
